EXHIBIT 99.58
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[LOGO -- VERMILION ENERGY TRUST]



                         PRESS RELEASE - MARCH 20, 2003
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION

Vermilion Energy Trust (the "Trust") (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on April 15, 2003 to all unitholders of record on March 31, 2003. The ex-distribution date for this payment is March 27, 2003.

Vermilion Energy Trust is an international energy trust that benefits from geographically diverse production. While 74% of production volumes come from high quality oil and gas reserves in Canada, the Trust also produces high-value, light oil in France. The Trust also holds a 72.4% interest in Aventura Energy Inc. a Trinidad based operation with capital appreciation potential for the Trust unitholders. Vermilion's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information on Vermilion Energy Trust including information regarding the Trust's Distribution Reinvestment Plan please visit www.vermilionenergy.com or contact:

Paul Beique
Director Investor Relations
Vermilion Energy Trust
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Telephone:  (403) 269-4884
Facsimile:  (403) 264-6306
www.vermilionenergy.com